UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Gazit-Globe Ltd.

(Name of Issuer)

Ordinary Shares. NIS 1.00 par value

(Title of Class of Securities)

M4793C102

(CUSIP Number)

Eran Ballan

Gazit-Globe Ltd

1 Hashalom Road

Tel-Aviv, Israel 67892

Tel: (03) 694-8000

Fax: (03) 696-1910

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  M4793C102

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Chaim Katzman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States and Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 88,915,571 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 88,915,571 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 88,915,571 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.6% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Comprised of 88,915,571 ordinary shares held by the Norstar Group (as defined below) of which Mr. Katzman is a controlling shareholder. See Item 5 below.
(2)	Percentage beneficial ownership is based upon 175,784,886 ordinary shares (which does not include treasury shares, which lack voting rights) issued and outstanding as of June 13, 2013, following the completion of the Israeli Public Offering described in Item 1 below (based on information reported by the Issuer in a supplemental report filed with the Israeli Securities Authority and Tel Aviv Stock Exchange on June 16, 2013).

CUSIP No.  M4793C102

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Dor J. Segal
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States, Canada, and Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 720,000
	8.	Shared Voting Power 88,915,571 (1)
	9.	Sole Dispositive Power 720,000
	10.	Shared Dispositive Power 88,915,571 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 89,635,571
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 51.0% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Comprised of 88,915,571 ordinary shares held by the Norstar Group (as defined below) of which Mr. Segal may be deemed a controlling shareholder. See Item 5 below.
(2)	Percentage beneficial ownership is based upon 175,784,886 ordinary shares (which does not include treasury shares, which lack voting rights) issued and outstanding as of June 13, 2013, following the completion of the Israeli Public Offering described in Item 1 below (based on information reported by the Issuer in a supplemental report filed with the Israeli Securities Authority and Tel Aviv Stock Exchange on June 16, 2013).

CUSIP No.  M4793C102

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Erica Ottosson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada and Sweden
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 88,915,571 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 88,915,571 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 88,915,571 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.6% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Comprised of 88,915,571 ordinary shares held by the Norstar Group (as defined below) of which Ms. Ottosson may be deemed a controlling shareholder. See Item 5 below.
(2)	Percentage beneficial ownership is based upon 175,784,886 ordinary shares (which does not include treasury shares, which lack voting rights) issued and outstanding as of June 13, 2013, following the completion of the Israeli Public Offering described in Item 1 below (based on information reported by the Issuer in a supplemental report filed with the Israeli Securities Authority and Tel Aviv Stock Exchange on June 16, 2013).

CUSIP No.  M4793C102

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Norstar Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Panama
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 88,915,571 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 88,915,571 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 88,915,571 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.6% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Consists of 20,853,470 ordinary shares held directly by Norstar Holdings Inc. and an additional 68,062,101 ordinary shares, in the aggregate, held by its wholly-owned subsidiaries. See Item 5 below.
(2)	Percentage beneficial ownership is based upon 175,784,886 ordinary shares (which does not include treasury shares, which lack voting rights) issued and outstanding as of June 13, 2013, following the completion of the Israeli Public Offering described in Item 1 below (based on information reported by the Issuer in a supplemental report filed with the Israeli Securities Authority and Tel Aviv Stock Exchange on June 16, 2013).

CUSIP No.  M4793C102

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Norstar Israel Ltd. 98-0627801
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 68,062,101 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 68,062,101 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,062,101 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 38.7% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Consists of 43,381,933 ordinary shares held directly by Norstar Israel Ltd. and an additional 24,680,168 ordinary shares, in the aggregate, held by its wholly-owned subsidiaries, Norstar Israel Holdings Ltd. and Norstar Underwriting 1994 Ltd. See Item 5 below.
(2)	Percentage beneficial ownership is based upon 175,784,886 ordinary shares (which does not include treasury shares, which lack voting rights) issued and outstanding as of June 13, 2013, following the completion of the Israeli Public Offering described in Item 1 below (based on information reported by the Issuer in a supplemental report filed with the Israeli Securities Authority and Tel Aviv Stock Exchange on June 16, 2013).

CUSIP No.  M4793C102

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Norstar Israel Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,345,507
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 24,345,507
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,345,507
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.8% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage beneficial ownership is based upon 175,784,886 ordinary shares (which does not include treasury shares, which lack voting rights) issued and outstanding as of June 13, 2013, following the completion of the Israeli Public Offering described in Item 1 below (based on information reported by the Issuer in a supplemental report filed with the Israeli Securities Authority and Tel Aviv Stock Exchange on June 16, 2013).

CUSIP No.  M4793C102

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Norstar Underwriting (1994) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 334,661
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 334,661
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 334,661 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage beneficial ownership is based upon 175,784,886 ordinary shares (which does not include treasury shares, which lack voting rights) issued and outstanding as of June 13, 2013, following the completion of the Israeli Public Offering described in Item 1 below (based on information reported by the Issuer in a supplemental report filed with the Israeli Securities Authority and Tel Aviv Stock Exchange on June 16, 2013).

Item 1. Security and Issuer.

This Amendment No. 3 (this “Amendment No. 3”) to the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons identified in Item 2 below on December 27, 2011 (the “Statement”), as amended by Amendment No. 1 thereto, filed on February 4, 2013 (“Amendment No. 1”) and Amendment No. 2 thereto, filed on April 11, 2013 (“Amendment No. 2”), is being filed by the Reporting Persons to report a decrease in the beneficial ownership of the Reporting Persons by greater than one percent due to the issuance and sale by Gazit-Globe Ltd., an Israeli company (“Gazit” or the “Issuer”) of an aggregate of 10,439,020 ordinary shares, par value NIS 1.00 each, of the Issuer (“Ordinary Shares”), in a public offering in Israel (the “Israeli Public Offering”). Despite the change in the beneficial ownership percentage of the Reporting Persons, no change in the actual number of Ordinary Shares beneficially owned by the Reporting Persons has occurred since the Reporting Persons filed Amendment No. 2, as none of the Reporting Persons has engaged in any transactions in the Ordinary Shares from that time up until the filing of this Amendment No. 3.

The issuer to which this Amendment No. 3 relates is Gazit. Its principal executive offices are located at 1 Hashalom Road, Tel-Aviv, Israel 67892. This Amendment No. 3 relates to Gazit’s Ordinary Shares.

Except as set forth in this Amendment No. 3, all information included in the Statement, as amended prior hereto by Amendments No. 1 and No. 2, is incorporated herein by reference, and all capitalized terms appearing herein and not otherwise defined shall have the meaning ascribed thereto in the Statement, as amended by Amendments No. 1 and No. 2.

Item 2. Identity and Background.

(a) This Amendment No. 3 is filed by (i) Norstar Holdings Inc., a Panamanian corporation, that is publicly traded on the Tel-Aviv Stock Exchange, its wholly-owned subsidiary (ii) Norstar Israel Ltd., an Israeli corporation, and its wholly-owned subsidiaries (iii) Norstar Israel Holdings Ltd., an Israeli corporation, and (iv) Norstar Underwriting (1994) Ltd., an Israeli corporation (Norstar Holdings Inc., Norstar Israel Ltd., Norstar Israel Holdings Ltd. and Norstar Underwriting (1994) Ltd. , collectively, the “Norstar Group”), (v) Chaim Katzman, a citizen of the United States and Israel, (vi) Dor J. Segal, a citizen of the United States and Israel, and (vii) Erica Ottosson, a citizen of Canada and Sweden ((i)-(vii) collectively, the “Reporting Persons”).

As of June 13, 2013, Chaim Katzman, Chairman of the Issuer and Chairman of Norstar Holdings Inc., and board member of Norstar Israel Ltd., holds 29.25% of the outstanding shares of Norstar Holdings Inc., including through private entities owned by Mr. Katzman and members of his family, both directly and indirectly; First U.S. Financial, LLC (“FUF”) holds 19.3% of the outstanding shares of Norstar Holdings Inc.; Dor J. Segal, Executive Vice-Chairman of the Issuer and a director of Norstar Holdings Inc., holds 9.6% of the outstanding shares of Norstar Holdings Inc.; and Erica Ottosson (Mr. Segal’s spouse) holds 6.4% of the outstanding shares of Norstar Holdings Inc. Mr. Katzman was granted an irrevocable proxy by FUF to vote, at his discretion, the shares of Norstar Holdings Inc. held by FUF. FUF is owned by: Mr. Katzman, including through private entities owned by Mr. Katzman and members of his family, both directly and indirectly (51.4%); Erica Ottosson (22.6%); and Martin Klein (26%). In addition, Mr. Katzman was granted an irrevocable proxy by Erica Ottosson to vote her shares of FUF stock with respect to all matters at FUF shareholder meetings. On January 30, 2013, Mr. Katzman, together with related parties (collectively, the “Katzman Group”) and Mr. Segal, Ms. Ottosson, together with related parties (collectively, the “Segal Group”), entered into the Shareholders Agreement with respect to their ordinary shares of Norstar Holdings Inc., which is described in Item 6 of Amendment No. 1). Based on the foregoing, and based on Norstar Holdings Inc.’s and the Norstar Group’s beneficial ownership of the Issuer’s Ordinary Shares (as described in Item 5 below), although the Issuer’s Board of Directors includes a majority of independent directors, Mr. Katzman , Mr. Segal, and Ms. Ottosson may be deemed to control the Issuer.

(b) The business address of Norstar Holdings Inc. is c/o Meitar Liquornik Geva Leshem Tal, Law Offices, 16 Abba Hillel Rd., Ramat Gan 52506, Israel. The business address of each of Norstar Israel Ltd., Norstar Israel Holdings Ltd., and Norstar Underwriting (1994) Ltd. is 1 Hashalom Road, Tel-Aviv, Israel 67892. The business address of Mr. Katzman is 1696 NE Miami Gardens Drive, North Miami Beach, FL 33179. The business address of Mr. Segal is 85 Hanna Avenue, Suite 400, Toronto, Ontario M6K 3S3. The business of address of Ms. Ottosson is 15 Mill Street, Toronto, Ontario M5A 3R6.

(c) The principal business of the Norstar Group is the holding of the Issuer’s shares. Norstar Holdings Inc. is a public company traded on the Tel-Aviv Stock Exchange (TASE) under the ticker symbol “NSTR”. The Norstar Group is the majority shareholder of the Issuer. In addition, Norstar Group holds shares in Ormat Industries Ltd., a publicly-traded Israeli company listed on the TASE, and has other non-material holdings in publicly-traded companies. Chaim Katzman is the Chairman of the Board of Norstar Holdings Inc. and Chairman of the Board of the Issuer, and he is also a board member of Norstar Israel Ltd. Dor J. Segal is a board member of Norstar Holdings Inc. and Executive Vice-Chairman of the Board of the Issuer, and he is also a board member of each of Norstar Israel Ltd., Norstar Israel Holdings Ltd., and Norstar Underwriting (1994) Ltd. Erica Ottosson (the spouse of Mr. Segal) is a gallery director.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See (a) in this section.

The information required by Instruction C to Schedule 13D with respect to (a) the executive officers and directors of the Reporting Persons, (b) each person controlling the Reporting Persons and (c) each executive officer and director of any corporation or other person ultimately in control of the Reporting Persons (collectively, the “Covered Persons”), is incorporated by reference to the equivalent information set forth in Item 2 of Amendment No. 1.

Item 3. Source and Amount of Funds or Other Consideration.

There were no funds expended by the Reporting Persons for the change in beneficial ownership percentage of the Ordinary Shares reported in this Amendment No. 3, as such change was not due to any transaction effected by any Reporting Person (but rather due to a change in the number of outstanding Ordinary Shares due to the Israeli Public Offering).

Item 4. Purpose of Transaction.

The disclosures required by this Item 4 are incorporated by reference to the information set forth in Item 4 of the Statement (except to the extent that the events described therein have already occurred and are therefore no longer relevant). Beyond as described in that information, the Reporting Persons have no current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item. 5. Interest in Securities of the Issuer.

Item 5 of the Statement, as amendment by Amendments No. 1 and No. 2, is amended and restated in its entirety as follows:

The Reporting Persons’ beneficial ownership, as described in this Item 5 of Amendment No. 3, is based upon 175,784,886 Ordinary Shares (which does not include treasury shares, which lack voting rights) issued and outstanding as of June 13, 2013, following the completion of the Israeli Public Offering described in Item 1 above (based on information reported by the Issuer in a supplemental report filed with the Israeli Securities Authority and Tel Aviv Stock Exchange on June 16, 2013).

(a) ( I) Norstar Group. The Norstar Group currently beneficially owns 88,915,571 Ordinary Shares of the Issuer, which represent 50.6% of the Issuer’s outstanding Ordinary Shares. Of the foregoing share amount:

(i) Norstar Holdings Inc. may be deemed to possess shared beneficial ownership (both voting power and dispositive power) with respect to 88,915,571 Ordinary Shares of the Issuer, or 50.6% of the Issuer’s outstanding Ordinary Shares, in the aggregate, of which: (x) 20,853,470 Ordinary Shares are held by it directly; (y) 43,381,933 Ordinary Shares are held by its wholly-owned subsidiary, Norstar Israel Ltd.; and (z) 24,345,507 Ordinary Shares and 334,661 Ordinary Shares are held by Norstar Israel Ltd.’s wholly-owned subsidiaries, Norstar Israel Holdings Ltd. and Norstar Underwriting (1994) Ltd., respectively;

(ii) Norstar Israel Ltd. may be deemed to possess shared beneficial ownership (both voting power and dispositive power) with respect to 68,062,101 Ordinary Shares of the Issuer, or 38.7% of the Issuer’s outstanding Ordinary Shares, in the aggregate, of which: (x) it holds 43,381,933 Ordinary Shares; and (y) its wholly-owned subsidiaries— Norstar Israel Holdings Ltd. and Norstar Underwriting (1994) Ltd.— hold 24,345,507 Ordinary Shares and 334,661 Ordinary Shares, respectively.

(iii) Norstar Israel Holdings Ltd. possesses shared beneficial ownership (both voting power and dispositive power) with respect to 24,345,507 Ordinary Shares of the Issuer, or 13.8% of the Issuer’s outstanding Ordinary Shares, all of which are held by it directly.

(iv) Norstar Underwriting (1994) Ltd. possesses shared beneficial ownership (both voting power and dispositive power) with respect to 334,661 Ordinary Shares of the Issuer, or 0.2% of the Issuer’s outstanding Ordinary Shares, all of which are held by it directly.

(a) (II). Additional Reporting Persons. The following individual Reporting Persons (in addition to the Norstar Group companies described in paragraph (a)(I) of this Item 5 above) possess beneficial ownership of Ordinary Shares as follows:

(i) Mr. Katzman may be deemed to possess shared beneficial ownership (both voting power and dispositive power) with respect to 88,915,571 Ordinary Shares of the Issuer, in the aggregate, representing 50.6% of the Issuer’s outstanding Ordinary Shares, which are comprised entirely of the 88,915,571 Ordinary Shares, in the aggregate, held by the Norstar Group, as disclosed in paragraph (a)(I) of this Item 5 above.

(ii) Mr. Segal may be deemed to possess beneficial ownership (both voting power and dispositive power) with respect to an aggregate of 89,635,571Ordinary Shares, representing 51.0% of the Issuer’s outstanding Ordinary Shares, consisting of: (x) the 720,000 Ordinary Shares of the Issuer directly held by him, with respect to which he possesses sole voting and dispositive power; and (y) the 88,915,571 Ordinary Shares, in the aggregate, held by the Norstar Group, as disclosed in paragraph (a)(I) of this Item 5 above, with respect to which he may be deemed to possesses shared voting and dispositive power.

(iii) Ms. Ottosson may be deemed to possess shared beneficial ownership (both voting power and dispositive power) with respect to 88,915,571 Ordinary Shares of the Issuer, in the aggregate, representing 50.6% of the Issuer’s outstanding Ordinary Shares, which are comprised entirely of the 88,915,571 Ordinary Shares, in the aggregate, held by the Norstar Group, as disclosed in paragraph (a)(I) of this Item 5 above.

(b) Please see the information provided in paragraph (a) of this Item 5 above, which is incorporated by reference into this paragraph (b).

(c) Except for the sale of 4,000,000 Ordinary Shares effected by Norstar Israel Ltd. that was described in Item 1 of Amendment No. 2, the Reporting Persons have not effected any transactions in securities of the Issuer in the past 60 days.

(d) Other than as described in Item 2 above, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Norstar Group, Mr. Katzman, Mr. Segal, or Ms. Ottosson.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosures required by this Item 6 are incorporated by reference to the information set forth in Item 6 of the Statement, as supplemented by the information contained in Item 6 of Amendment No. 1.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement, by and among the Reporting Persons, dated January 31, 2013 (incorporated by reference to Exhibit 1 to Amendment No.1, filed with the SEC on February 4, 2013)

Exhibit 2.	Stockholders Agreement, dated January 30, 2013, by and among, Mr. Chaim Katzman , First US Financial LLC, Mr. Dor J. Segal, and Mrs. Erica Ottosson (incorporated by reference to Exhibit 2 to Amendment No.1, filed with the SEC on February 4, 2013)

Exhibit 3.	Bank Hapoalim Ltd. Credit Facility Letter from Norstar Israel Ltd. (f/k/a Gazit Israel Ltd.), dated May 24, 2010 (English Translation from original Hebrew Document) (incorporated by reference to Exhibit 2 to the Statement, filed with the SEC on December 27, 2011)

Exhibit 4.	Amendment No. 1 to Bank Hapoalim Ltd. Credit Facility Letter from Norstar Israel Ltd. (f/k/a Gazit Israel Ltd) of May 24, 2010, dated July 26, 2010 (English Translation from original Hebrew Document) (incorporated by reference to Exhibit 3 to the Statement, filed with the SEC on December 27, 2011)

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 18, 2013

Chaim Katzman

By:	/s/ Chaim Katzman
Name: Chaim Katzman

Dor J. Segal

By:	/s/ Dor J. Segal
Name: Dor J. Segal

Erica Ottosson

By:	/s/ Erica Ottosson
Name: Erica Ottosson

Norstar Holdings Inc.

By:	/s/ Eran Ballan
Name: Eran Ballan
Title: Authorized Signatory

By:	/s/ Varda Zuntz
Name: Varda Zuntz
Title: Authorized Signatory

Norstar Israel Ltd.

By:	/s/ Eran Ballan
Name: Eran Ballan
Title: Authorized Signatory

By:	/s/ Varda Zuntz
Name: Varda Zuntz
Title: Authorized Signatory

Norstar Israel Holdings Ltd.

By:	/s/ Eran Ballan
Name: Eran Ballan
Title: Authorized Signatory

By:	/s/ Varda Zuntz
Name: Varda Zuntz
Title: Authorized Signatory

Norstar Underwriting (1994) Ltd.

By:	/s/ Eran Ballan
Name: Eran Ballan
Title: Authorized Signatory

By:	/s/ Varda Zuntz
Name: Varda Zuntz
Title: Authorized Signatory